UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10-B)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

369385 20 8
(CUSIP Number)

Bryan Fick Financial Reporting Director 2550 Denali Street, Suite 1000 Anchorage, Alaska 99503 (907) 868-5600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS Ronald A. Duncan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(2)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,174,918 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,174,918 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,918 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% (1) (2) (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Each share of Class B Common Stock entitles the holder to ten votes in a matter submitted to the shareholders for a vote.

(2)
Includes 1,174,918 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 1,116,917 shares of Class B Common Stock are pledged as security). Does not include the following: (a) 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; or (b) 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(3)	Based on 3,052,000 shares of Class B Common Stock outstanding (as provided by the Issuer) as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10-B)

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GENERAL COMMUNICATION, INC.

This Amendment No. 10-B (this “Tenth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-B filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-B filed with the Commission as a result of an event on January 6, 1992, Amendment No. 3-B filed with the Commission as a result of an event on May 28, 1992, Amendment No. 4-B filed with the Commission on November 14, 1996, Amendment No. 5-B filed with the Commission on October 6, 1997, Amendment No. 6-B filed with the Commission on November 25, 1998, Amendment 7-B filed with the Commission on November 17, 2010, Amendment 8-B filed with the Commission on March 28, 2016, and Amendment 9-B (the "Ninth Amendment") filed with the Commission on April 7, 2017 (the Schedule 13D, with all amendments other than this Tenth Amendment, the “Schedule 13D”). Capitalized terms used but not defined in this Tenth Amendment carry the meanings given to them in the Ninth Amendment. This Tenth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

This Tenth Amendment is being filed to update the percentage of outstanding Class B Common Stock of the Issuer owned by this Reporting Person. Although the number of shares of Class B Common Stock beneficially owned by the Reporting Person is unchanged from that previously disclosed in Schedule 13D, as a result of a decrease in the outstanding number of shares of Class B Common Stock (which decrease is reflected in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on May 16, 2017 and in the Issuer’s Forms 10-Q filed on August 3, 2017 and November 2, 2017), the Reporting Person's ownership percentage of Class B Common Stock has increased by more than 1%; i. e., by 1.2%, from 37.3% to 38.5%.

The Schedule 13D is supplemented and amended as follows:

ITEM 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)
The number and percentage of shares of Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date were 1,174,918 shares and 38.5%, respectively. These shares consist of 1,174,918 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (of which 1,116,917 shares are pledged as security). These shares do not include the following: (1) 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan has no voting or investment power; or (2) 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)
The number of shares of Class B Common Stock as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote: 1,714,918; (2) shared power to vote or to direct the vote: 0; (3) sole power to dispose or to direct the disposition: 1,714,918; and (4) shared power to dispose or to direct the disposition: 0.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 22, 2017

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan
Chief Executive Officer